Via EDGAR and Overnight Delivery

August 5, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

Re:       Proteon Therapeutics, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 25, 2014

(CIK No. 0001359931)

Ladies and Gentlemen:

On behalf of Proteon Therapeutics, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 22, 2014, relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001359931) submitted confidentially to the Commission on June 25, 2014 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No.1”). We are providing to the Staff by overnight delivery, a courtesy package containing copies of this letter and Amendment No.1, including versions that are marked to show changes to the Registration Statement, together with the materials indicated in our responses below as being supplementally provided herewith.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of Amendment No.1.

General

1.         Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: In response to the Staff’s comments, the Company has filed the following as exhibits to the Registration Statement via Amendment No. 1.

10.3	Offer Letter by and between the Company and Daniel Gottlieb dated July 19, 2007.

10.4	Employment Agreement by and between the Company and Tim Noyes, dated April 14, 2006, as amended April 29, 2009.

10.5	Employment Agreement by and between the Company and Steven Burke, dated July 25, 2006, as amended April 29, 2009.

10.6	Employment Agreement by and between the Company and George Eldridge, dated September 9, 2013.

10.7	Severance Agreement by and between the Company and Daniel Gottlieb dated September 23, 2013.

10.10	Lease Agreement by and between the Company and Boston Properties Limited Partnership, dated July 13, 2009, as amended by that Amendment No.1 dated September 14, 2012.

10.13	Letter agreement, dated October 1, 2010, among the National Institutes of Health, F. Nicholas Franano and the Company.

10.14	Letter agreement, dated January 12, 2009, by and between F. Nicholas Franano and the Company (as successor-in-interest to Proteon Therapeutics, L.L.C.).

10.15	Quitclaim Deed, dated January 17, 2011, by F. Nicholas Franano to the Company.

10.20	Indemnification Agreement, dated as of February 6, 2013, by and between the Company and F. Nicholas Franano.

10.22	Indemnification Agreement, dated as of February 6, 2013, by and between the Company and Gregory D. Phelps.

2

Remaining outstanding exhibits are to be filed by amendment as soon as practicable.

2.         Please provide us proofs of any additional graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it does not intend to use any pictures, graphics or artwork in the prospectus other than those items which currently exist in Amendment No. 1. The Company confirms that it will provide the Staff with any additional materials of this nature and any accompanying captions that it subsequently decides to include in the preliminary prospectus as soon as they become available prior to the printing and distribution of the preliminary prospectus.

3.         Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act under separate cover. The Company advises the Staff that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering.

4.         We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Response: The Company acknowledges the Staff’s comment.

Prospectus Summary, page 1

5.            Please eliminate unnecessary technical language from the Prospectus Summary. You may retain such language in the Business section. For example, please remove your discussion of p-values as well as the graphs displaying the results of your clinical trials from the Prospectus Summary, as this information is too detailed and out of context. However, please retain your statement on page 2 that neither dose of PRT-201 in your Phase 2 clinical trial met its primary endpoint with statistical significance. Additionally, please add a bulleted risk on page 7 under “Risks Associated with Our Business” stating that neither dose of PRT-201 in your Phase 2 clinical trial met its primary endpoint with statistical significance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 4 of Amendment No. 1 to remove the discussion of p-values.  In addition, in response to the Staff’s comment the Company has removed the bar chart captioned “Unassisted Maturation--Radiocephalic AVFs,” which provided additional detail that the Company agrees is not necessary in the Prospectus Summary and that can be described and shown in the Business section.  However, the Company has retained three Kaplan-Meier curves displaying primary unassisted patency for all AVFs, all AVFs (excluding central stenoses) and radiocephalic AVFs.  While the Company recognizes that this information is also provided in the Business section, the Company believes that the information provided in the Kaplan-Meier curves is core to an investor’s understanding of the data and PRT-201 at even a high level and has thus retained this beneficial information.  The Company considered providing a textual summary rather than a graphic depiction in the Prospectus Summary but ultimately concluded that a textual summary would provide an investor with less beneficial data than conveyed by the Kaplan-Meier curves, which succinctly provide key information (from the slope of the lines, the starting and ending points and the horizontal distance by the plot lines covered for patency days).  Accordingly, the Company respectfully submits that the Kaplan-Meier curves provide a beneficial presentation of information highly relevant to potential investors, and yet avoid a complex textual description and highly technical language, and for this reason the Company has retained the three Kaplan-Meier curves.  Lastly, the Company has revised its disclosure on page 6 to add the bulleted risk.

Risk Factors, page 13

“PRT-201 or any additional product candidates…,” page 27

6.         Please define the term “anastomosis” for a lay investor to understand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Amendment No. 1 to remove reference to the word “anastomosis.”

We will need to significantly increase…,” page 43

7.         Please provide an estimate of the amount of time you believe it will take for you to “recruit a specialty hospital sales force in anticipation of PRT-201’s approval.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 of Amendment No. 1.

“If product liability lawsuits…,” page 44

8.         Please disclose the amount of product liability coverage you have obtained.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 1.

Use of Proceeds, page 57

9.         For each intended use of proceeds listed, please estimate how far you expect the offering proceeds will enable you to advance each of your clinical programs.

Response: The Company acknowledges the Staff’s comment and advises that, assuming the Company receive the proceeds of the offering in Fall 2014, the Company believes that the net proceeds it receives from the offering, together with its existing cash and cash equivalents and investments, will be sufficient to fund the Company’s projected operating expenses and capital expenditure requirements through 2017, allowing the Company to obtain results from its first Phase 3 clinical trial of PRT-201 in radiocephalic AVFs and complete its anticipated chemistry and manufacturing controls activities. However this may change if there are any significant increases beyond the Company’s expectations in spending on development programs or more rapid progress of development programs than anticipated. The

Company does not expect the proceeds to be sufficient to obtain the results from its second phase 3 trial unless enrollment is faster than anticipated. The Company respectfully directs the Staff to page 13 of Amendment No. 1, which includes disclosure in relation to the above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 71

10.       Please revise your disclosure to highlight that your estimates of the fair value of your ordinary shares are highly complex and subjective.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1.

11.       Please note the following once your IPO price has been determined:

•           Please provide us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the latest common stock valuation.

•           Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard.

•           We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Response: The Company acknowledges the Staff’s comment. The Company will provide the requested information once the IPO price range has been determined.

Business, page 81

Overview, page 81

12.       Please disclose whether you currently have any active INDs. If so, please specify the filing date(s), the names under which the INDs were submitted if not your own name, the product candidates, and indication(s) for which you have any active INDs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 96 and 98 of Amendment No. 1. The Company advises the Staff that both applications were submitted in the name of the Company.

13.         Please discuss here and in the Prospectus Summary how, precisely, PRT-201 is administered.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 80 and 87 of Amendment No. 1.

14.       Please discuss whether and how the FDA will consider the non-prespecified analysis you refer to when reviewing a BLA.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the BLA application will be supported by the Company’s Phase 3 trial results and the FDA will not consider the Phase 2 results, including any non-prespecified analysis, when reviewing a BLA.

15.       In your discussion of your end of Phase 2 meeting with the FDA, please disclose whether the FDA gave any assurances that it will not require you to conduct additional studies beyond the planned Phase 3 trials to support a BLA for PRT-201.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of Amendment No. 1.

Our Strengths, page 82

16.       Please define the term “antiproteases” for a lay investor to understand.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of Amendment No. 1.

17.       We note your statement that the FDA has granted PRT-201 Fast Track Designation. Here and in your Prospectus Summary, please briefly explain the significance of this status and the criteria for Fast Track eligibility.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 6 and 81 of Amendment No. 1. The Company respectfully notes that a more detailed description of the Fast Track Designation is also included on pages 105 - 106 of Amendment No. 1.

Our Phase 3 Program, page 97

18.       Please define the phrase “95% power.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of Amendment No. 1.

Preclinical Development, page 98

19.       Please spell out the term “PAD” at its first use.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 97 of Amendment No. 1.

Intellectual Property

Assignment of Rights and License Agreement, page 101

20.       Please disclose the royalty term and termination provisions of the license agreement with Johns Hopkins.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of Amendment No. 1.

Executive and Director Compensation

Employment Agreements

Daniel P. Gottlieb, page 123

21.       Please file the employment agreement with Daniel P. Gottlieb as an exhibit to the registration statement.

Response: The Company has filed the executed offer letter and severance agreement as exhibits to the Registration Statement via Amendment No. 1.

Description of Capital Stock, page 137

22.       Please disclose the number of shareholders of record of your common stock as of the latest practicable date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 136 of Amendment No. 1.

Notes to Financial Statements

Note 7. Option to Acquire the Company, F-20

23.       Please describe for us the underlying technology to which the residual right refers, and tell us the quantitative and qualitative effects on the company if the “major pharmaceutical entity” exercises the residual right.

Response: In response to the Staff’s comment, the underlying technology to which the residual right refers to is the Company’s sole product asset PRT-201 and this residual right expired on August 3, 2014.

Note 10. Common Stock

Reserve for future issuance, page F-24

24.       In the filing, you indicate that warrants to purchase 10,471,282 shares of your common stock were issued in August 2011 with your Series C preferred stock financing. Please tell us how you have accounted for the warrants and your basis of accounting citing authoritative accounting guidance.

Response: On August 2, 2011, the Company issued 13,202,932 shares of Series C Redeemable Convertible Preferred Stock at $1.15 per share for gross proceeds of $15.2 million.  In connection with the issuance of Series C Preferred Stock, the Company also issued to the Series C investors, warrants to purchase 10,471,282 shares of common stock at an exercise price of $0.29 per share. Management evaluated the warrants at issuance and determined that they should be classified as equity at their relative fair value of $504,286.

In evaluating the accounting for the warrants, management first determined whether the warrants were considered embedded in the Series C Preferred Stock or freestanding in accordance with ASC 480.  ASC 480-10 defines a freestanding financial instrument as follows:

“A financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable”

As the holders of the Series C Preferred Shares and warrants can transfer either the warrants or the preferred shares without the other, the warrants were deemed to be “freestanding” financial instruments for accounting purposes.  Next, management considered whether the warrants were equity or liability classified.  ASC 480 requires the following freestanding financial instruments to be classified as liabilities:

•     Mandatorily redeemable financial instruments issued in the form of shares;

•     Obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts); and

•     Certain obligations to issue a variable number of shares where, at inception, the monetary value of the obligation is based solely or predominantly on:

o          A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares;

o          Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares; or

o          Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Upon exercise, the warrants can either be physically settled or net-share settled.  As such, the warrants did not meet any of the criteria in ASC 480 and, as a result, did not require liability classification under ASC 480.  Next, management considered whether the warrants were considered indexed to the Company’s own stock.  ASC 815-40-15, addresses when an instrument is considered indexed to a company’s own stock for purposes of applying the scope exception in ASC 815-10-15-74(a). The guidance requires a two-step approach; evaluating an instrument’s contingent exercise provisions and then, if necessary, evaluating an instrument’s settlement provisions. As the warrants have no exercise contingencies and the exercise price and the number of shares issuable upon exercise is fixed, the warrants are considered indexed to the Company’s own stock.

Next, management considered whether the warrants met the requirement for equity classification in ASC 815-40-25.  In order for a share settled contract to be classified as equity, the contract must meet the criteria for equity classification described in ASC 815-40-25-4.  As the warrants do not allow for net cash settlement, these criteria were met. Additionally, each of the following conditions in ASC 815-40-25-

10 must be satisfied in order to ensure that the issuer has the ability to settle the contract in shares:

a.  Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

The warrant agreement allows the warrant exercise to be settled in unregistered shares.

b.  Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

The Company has enough shares authorized to settle the warrant exercise at all times.

c.  Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrant can only be physically settled or net-share settled upon exercise.  As such, the number of common shares issuable is limited to 10,471,282.

d.  No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

There are no cash payments required if the entity fails to timely file.

e.  No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

There are no such provisions in the contract.

f.  No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There is nothing in the agreement or the certificate of incorporation that provides any rights that would rank higher than those of the underlying stock.

g.  No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

There are no such provision in the contract.

As all of the criteria in ASC 815-40-25-10 were met, management concluded that the warrants were equity classified upon issuance. Accordingly, upon issuance, the Company determined the fair value of the warrants using a Black-Scholes option pricing model.  Value was then ascribed to the warrant based on the relative fair value method.  The amount ascribed to the warrant of $504,286, was recorded in additional paid-in capital upon issuance. There were no changes in classification subsequent to issuance.

Please contact me at (617) 951-8574 or George Eldridge, Chief Financial Officer at the Company, at 617-890-0102 x1026 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ William S. Perkins

William S. Perkins

cc:        Christina De Rosa, U.S. Securities and Exchange Commission

John Krug, U.S. Securities and Exchange Commission

Sasha Parikh, U.S. Securities and Exchange Commission

James Rosenberg, U.S. Securities and Exchange Commission

George Eldridge, Proteon Therapeutics, Inc.

Julio E. Vega, Bingham McCutchen LLP

Siena Colegrave, Bingham McCutchen LLP